SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  December 2003

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.



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                         RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

     1. Press Release re Portugal to Become the Third Air Force to Equip its F16 Fleet with RADA FACE System dated December 19, 2003.

     2. Correction to RADA Electronic Industries Ltd. Press Release dated December 19, 2003.


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                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

Portugal to Become the Third Air Force to Equip its F16 Fleet with RADA FACE System

Friday December 19, 8:45 am ET

NATANYA, Israel, December 19 /PRNewswire-FirstCall/ -- - Contract value over $5 million

Following similar contracts with the Royal Netherlands Air Force and the Royal Belgium Air Force - RADA Electronic Industries Ltd. (NASDAQ: RADIF - News) announced today it has singed an agreement with the Portuguese Air Force to equip its new Mid Life Upgrade F-16 fleet with FACE. FACE is a flight data recorder aimed at fatigue monitoring, maintenance and safety. Two prototypes were installed successfully on board two Portuguese aircraft earlier this year. Deliveries of the serial production units are expected to start before year-end. The contract value exceeds $5 million.

"The Portuguese program validates the recognition FACE has earned as a standard equipment on board F16 A/B. We are encouraged by the continued satisfaction of our current FACE system customers and look forward to introducing FACE to other Air Forces" said Zvika Alon, Vice President for Business Development.

Commenting on the signing of the agreement, Chief Executive Adar Azancot said:
"This program brings to a close a significant year for RADA. We achieved most of our operational and financial objectives and are poised to successfully complete our arduous 3 year turnaround program"

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

                                                                          ITEM 2

Press Release                            Source: RADA Electronic Industries Ltd.

Correction -- RADA Electronic Industries Ltd.

Friday December 19, 10:41 am ET

In the news release, Portugal to Become the Third Air Force to Equip its F16 Fleet with RADA FACE System, issued earlier today by RADA Electronic Industries Ltd. (Nasdaq: RADIF - News) over PR Newswire, we are advised by a representative of the company that the headline should read "Portugal to Become the Third Air Force to Equip its F16 Fleet with RADA FACE System. Contract Value Over $5 Million." rather than "Portugal to Become the Third Air Force to Equip its F16 Fleet with RADA FACE System" as incorrectly transmitted by PR Newswire.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                 (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: December 19, 2003